Exhibit 16b

ST. CLAIR FUNDS, INC.
Schedule of Computation
(Exhibit 16b)

1.	30-Day SEC Yield:
		Formula 2[((A - B)/CD) + 1)6 - 1]
		A =	interest and dividends (current income) earned
during the period
		B =	expenses accrued during the period (net of
expense reimbursements and waivers)
		C =	average fund shares outstanding during the
period entitled to receive dividends
		D = 	maximum offering price per share on the last day
of the period

2.	Average Annual Total Return:
		Formula: P(1 + T)n = ERV
		T =	average annual total return
ERV =	ending redeemable value of a hypothetical $1,000 payment
made at the beginning of the 1, 5 or 10 year (or other) periods at the end of the applicable period (or a fractional portion
thereof);
		P =	hypothetical initial payment of $1,000
		n =	period covered by the computation, expressed in
years and portion of a year

3.	Aggregate Total Return:
		Formula: (ERV/P) - 1